Mail Stop 4561
January 3, 2006

By U.S. Mail and facsimile to (415) 442-1001

Andrew B. Koslow, Esq.
Senior Vice President and General Counsel
Penson Worldwide, Inc.
1700 Pacific Avenue - Suite 1400
Dallas, TX  75201

      Re:      Penson Worldwide, Inc.
      Supplemental Response dated December 14, 2005 related to
Amended 	Registration Statement on Form S-1
                        File Number 333-127385


Dear Mr. Koslow:

      We have reviewed your response letter dated December 14, 2005, to certain portions of our comment letter dated November 4, 2005, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Note 2: Discontinued Operations, page F-11

1. In regards to your treatment of the disposition of SAMCO assets, please tell us if this transaction is a sale, which will result in a gain or loss upon disposition. Please provide a thorough analysis of how you have considered EITF 01-2 in determining that the exchange is not pro-rata and therefore should be accounted for based on fair value and an analysis of how management intends to determine the amount of gain or loss to recognize on the exchange.

2. In regards to the SAMCO split-off transaction, provide us a detailed description of the exchange transaction. In your response, please specifically address the following:

* Please provide more detail regarding the contribution to be made to
SAMCO, which is "an amount equal to the difference between the net book value of SAMCO Holdings as of September 30, 2005 and the value of the 2.5 million shares of Penson common stock." Please provide us the proposed accounting treatment of the contribution and the exchange.
* Please walk us through the exchange transaction, including the anticipated timing of the exchange of assets for Penson shares.
* Please tell us how the rights of shareholders will be transferred as a result of the exchange.
* Please explain the effect on participating shareholders in the event some shareholders elect not to participate. For example, if shareholders do not elect to participate, do the participating shareholders have the opportunity to purchase the shares of the non-participating shareholders?

3. We note your response to comment 10 filed on December 14, 2005. The term "split-off" is defined in paragraph 31 of EITF 01-2, as "...a transaction in which a parent company exchanges its stock in a subsidiary for parent company stock held by its shareholders." Please tell us how you have considered this definition of a "split-off" in your evaluation of the application of SFAS 144 accounting guidance.

4. We note your response to comment 11 filed on December 14, 2005. You note in your response that the split-off is a sale. If the split-off is determined to be a sale, it must meet the criteria established in paragraph 30 of SFAS 144 to qualify for discontinued operations presentation. Please tell us how you have met these requirements. In your response, please specifically address the following:

* Will the split-off of SAMCO occur if the Penson IPO is not completed?
* How has management considered to probability of the split-off occurring, and that transfer of the asset is expected to qualify for recognition as a completed sale, within one year?
* How has management considered changes that have been made to the split-off plan, including changes in initial management and oversight?


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.





      You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3494 if you have questions regarding comments on the financial statements and related matters.



Sincerely,





Kevin W. Vaughn

Accounting Branch
									Chief

cc:	Thomas W. Kellerman, Esq.
      Angela C. Hilt, Esq.
      Morgan Lewis & Bockius LLP
      Two Palo Alto Square
      3000 El Camino Real - Suite 700
      Palo Alto, CA  94306

??

??

??

??

Andrew B. Koslow, Esq.
Penson Worldwide, Inc.
January 3, 2006
Page 4